Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31
(Thousands of Dollars)	2013	2012

INCOME
Operating Revenues	$1,926,768	$1,647,284

Operating Expenses
Purchased Gas	506,118	405,315
Operation and Maintenance	442,204	409,069
Property, Franchise and Other Taxes	83,693	90,722
Depreciation, Depletion and Amortization	347,543	281,314
	1,379,558	1,186,420

Operating Income	547,210	460,864

Other Income (Expense):
Interest Income	3,650	3,971
Other Income	3,512	5,212
Interest Expense on Long-Term Debt	(91,710)	(84,810)
Other Interest Expense	(3,719)	(4,536)

Income Before Income Taxes	458,943	380,701

Income Tax Expense	184,634	153,379

Net Income Available for Common Stock	$274,309	$227,322

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.28	$2.73

Diluted:
Net Income Available for Common Stock	$3.25	$2.71

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,598,868	83,258,386

Used in Diluted Calculation	84,411,007	83,800,341